UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Marathon Patent Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

56585W104
(CUSIP Number)

May 2, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (6-00)

CUSIP NO. 56585W104	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TechDev Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 461,539 shares of Common Stock 195,500 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock (see Item 4)(2)
EACH	7	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER 461,539 shares of Common Stock 195,500 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock (see Item 4)(2)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,539 shares of Common Stock

195,500 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock (see Item 4)(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4% (see Item 4)(1)(2)
12	TYPE OF REPORTING PERSON* OO

(1) Based on 5,489,593 shares of Common Stock reported by the Issuer to be outstanding as of March 28, 2014, as reported in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014.

(2) As more fully described in Item 4, these reported securities are subject to a blocker of 9.99% and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

Page 2 of 10 pages

CUSIP NO. 56585W104	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Acclaim Financial Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 461,539 shares of Common Stock 195,500 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock (see Item 4)(2)
EACH	7	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER 461,539 shares of Common Stock 195,500 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock (see Item 4)(2)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,539 shares of Common Stock

195,500 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock (see Item 4)(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4% (see Item 4)(1)(2)
12	TYPE OF REPORTING PERSON* OO

(1) Based on 5,489,593 shares of Common Stock reported by the Issuer to be outstanding as of March 28, 2014, as reported in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014.

(2) As more fully described in Item 4, these reported securities are subject to a blocker of 9.99% and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

Page 3 of 10 pages

CUSIP NO. 56585W104	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Erich Spangenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH	6

SHARED VOTING POWER

813,462 shares of Common Stock

24,039 shares of Common Stock issuable upon exercise of Warrant

391,000 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock (see Item 4)(2)

REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8

SHARED DISPOSITIVE POWER

813,462 shares of Common Stock

24,039 shares of Common Stock issuable upon exercise of Warrant

391,000 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock (see Item 4)(2)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

813,462 shares of Common Stock

24,039 shares of Common Stock issuable upon exercise of Warrant

391,000 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock (see Item 4)(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.2%(1)(2)
12	TYPE OF REPORTING PERSON* IN

(1) Based on 5,489,593 shares of Common Stock reported by the Issuer to be outstanding as of March 28, 2014, as reported in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014.

(2) As more fully described in Item 4, these reported securities are subject to a blocker of 9.99% and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

Page 4 of 10 pages

CUSIP NO. 56585W104	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Audrey Spangenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH	6

SHARED VOTING POWER

813,462 shares of Common Stock

24,039 shares of Common Stock issuable upon exercise of Warrant

391,000 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock (see Item 4)(2)

REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8

SHARED DISPOSITIVE POWER

813,462 shares of Common Stock

24,039 shares of Common Stock issuable upon exercise of Warrant

391,000 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock (see Item 4)(2)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

813,462 shares of Common Stock

24,039 shares of Common Stock issuable upon exercise of Warrant

391,000 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock (see Item 4)(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.2%(1)(2)
12	TYPE OF REPORTING PERSON* IN

(1) Based on 5,489,593 shares of Common Stock reported by the Issuer to be outstanding as of March 28, 2014, as reported in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014.

(2) As more fully described in Item 4, these reported securities are subject to a blocker of 9.99% and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

Page 5 of 10 pages

Item 1(a).	Name of Issuer

Marathon Patent Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices

2331 Mill Road

Suite 100

Alexandria, VA 22314

Item 2(a).	Name of Person Filing:

TechDev Holdings, LLC,

Acclaim Financial Group, LLC,

Erich Spangenberg and

Audrey Spangenberg

(together, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence

TechDev Holdings, LLC
11700 Preston Road, Suite 660-207
Dallas, TX 75201

Acclaim Financial group, LLC

11700 Preston Road, Suite 660-207
Dallas, TX 75201

Erich Spangenberg
2515 McKinney Avenue

Suite 1000
Dallas, TX 75201

Audrey Spangenberg
2515 McKinney Avenue,
Suite 1000-B
Dallas, TX 75201

Item 2(c).	Citizenship

TechDev Holdings, LLC - Texas

Acclaim Financial Group, LLC - Texas

Erich Spangenberg- USA

Audrey Spangenberg, - USA

Item 2(d).	Title of Class of Securities

Common Stock $0.0001 par value per share

Item 2(e).	CUSIP Number

56585W104

Page 6 of 10 pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒\

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The shares of Common Stock owned by the Reporting Persons include (a) 153,846 shares of Common Stock owned directly by Erich Spangenberg, (b) 150,000 shares of Common Stock held directly by TT IP, LLC (“TT IP”), of which Erich Spangenberg is the beneficial owner; (c) 48,077 shares of Common Stock held directly by IPNav Capital, LLC (“IPNav Capital”), of which Erich Spangenberg is the beneficial owner; (d) 461,539 shares directly owned by TechDev Holdings, LLC (“TechDev”), of which Audrey Spangenberg is the beneficial owner, (e) 195,500 shares of Common Stock issuable (subject to the blocker) upon conversion of shares of Series B Convertible Preferred Stock held directly by TechDev, of which Audrey Spangenberg is the beneficial owner, (f) 195,500 shares of Common Stock issuable (subject to the blocker) upon conversion of shares of Series B Convertible Preferred Stock held directly by Granicus IP, LLC (“Granicus”), of which Erich Spangenberg is the beneficial owner, and (g) 24,039 shares of Common Stock issuable upon exercise of a Warrant held by IPNav Capital, of which Erich Spangenberg is the beneficial owner.

Erich Spangenberg is the sole member of TT IP. Accordingly, Erich Spangenberg may be deemed to beneficially own all of the shares that are owned by TT IP.

IP Navigation Group, LLC is the sole member of IPNav Capital. Erich Spangenberg is the managing member and owner of 90% of the membership interests in IP Navigation Group, LLC. Accordingly, Erich Spangenberg may be deemed to beneficially own all of the shares that are owned by IPNav Capital.

Acclaim Financial Group, LLC (“AFG”) is the sole member of TechDev. Accordingly, AFG may be deemed to beneficially own all of the shares of Common Stock that are owned by TechDev. Audrey Spangenberg is the sole managing member of AFG, and accordingly may be deemed to beneficially own all of the shares that are owned by TechDev.

Erich Spangenberg owns 99% of the membership interests of Granicus. Accordingly, Erich Spangenberg may be deemed to beneficially own all of the shares that are owned by Granicus.

Page 7 of 10 pages

Erich Spangenberg, the spouse of Audrey Spangenberg, may be deemed to beneficially own all of the shares of Common Stock that are owned by Audrey Spangenberg and Audrey Spangenberg may be deemed to beneficially own all of the shares of Common Stock that are owned by Erich Spangenberg

The Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014, indicates that the total number of outstanding shares of Common Stock as of March 28, 2014 was 5,489,593. The percentages set forth on Row (11) of the cover page for each Reporting Person is based on the Company’s outstanding shares of Common Stock and assumes the conversion of the reported convertible preferred stock (the “Reported Convertible Preferred Stock”) subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the Reported Convertible Preferred Stock, the Reporting Persons cannot convert any of the Reported Convertible Preferred Stock if the Reporting Persons would beneficially own, after any such conversion more than 9.99% of the outstanding shares of Common Stock (the “9.99% Blocker”) and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to convert any of the Reported Convertible Preferred Stock due to the 9.99% Blocker.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2014	TECHDEV HOLDINGS, LLC

/s/ Audrey Spangenberg
Name: Audrey Spangenberg
Title: Manager

Date: May 8, 2014	ACCLAIM FINANCIAL GROUP, LLC

/s/ Audrey Spangenberg
Name: Audrey Spangenberg
Title: Managing Member

Date: May 8, 2014	AUDREY SPANGENBERG

/s/ Audrey Spangenberg

Date: May 8, 2014	ERICH SPANGENBERG

/s/ Erich Spangenberg

Page 9 of 10 pages

EXHIBIT A

TechDev Holdings, LLC

Acclaim Financial Group, LLC

Erich Spangenberg

Audrey Spangenberg

Page 10 of 10 pages